As Filed with the Securities and Exchange Commission on February 1, 2005.
--------------------------------------------------------------------------------
                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

               SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                             THE KINGDOM OF THAILAND
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
               (Address, including zip code, and telephone number,
       including area code, of depositary's principal executive offices)

                              --------------------

                              The Bank of New York
                                  ADR Division
                 One Wall Street, 29th Floor New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466

                           |X| immediately upon filing

                             |_| on (Date) at (Time)

             If a separate statement has been filed to register the
                 deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                           Proposed        Proposed
                                                                            maximum         maximum
                                                             Amount        aggregate       aggregate
            Title of each class of                            to be        price per       offering                Amount of
         Securities to be registered                       registered       unit (1)       price (1)           registration fee
-------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American          100,000,000        $0.05         $5,000,000              $633.50
Depositary Receipts, each American Depositary               American
Share evidencing 20 Alien Board Shares of                  Depositary
Sahaviriya Steel Industries Public Company Limited.          Shares
===============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to securities registered under Registration Statement No. 333-10972 previously filed by the Registrant.

--------------------------------------------------------------------------------

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (17) and (18)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (14), (16) and (17)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (13), (17) and (18)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraphs (15)

         (vi)     The deposit or sale of securities
                  resulting from dividends, splits or
                  plans of reorganization                   Paragraphs (14) and (19)

         (vii)    Amendment, extension or termination of
                  the Deposit Agreement                     Paragraphs (22) and (23)

         (viii)   Rights of holders of receipts to          Paragraph (13)
                  inspect the transfer books of the
                  Depositary and the list of holders of
                  receipts

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (8), (10) and (24)
                  or withdraw the underlying securities

         (x)      Limitation upon the liability of the      Paragraphs (15) and (20)
                  Depositary

(3)      Fees and Charges                                   Paragraphs (9)

Item 2. Available Information

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
2(a)     Statement that Sahaviriya Steel Industries         Paragraph (13)
         Public Company Limited furnishes the Commission
         with certain public reports and documents
         required by foreign law or otherwise under
         Rule 12g3-2(b) under the Securities Exchange Act
         of 1934 and that such reports and documents can
         be inspected by holders of American Depositary
         Receipts and copied at public reference
         facilities maintained by the Commission in
         Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      *(1) Deposit Agreement (including the form of American Depositary Receipt), dated as of November 1, 1999, among Sahaviriya Steel Industries Public Company Limited (the "Issuer "), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5)   Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule

* Previously filed and incorporated by reference from the Issuer's Registration Statement on Form F-6 (No. 333-10972)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of November 1,1999, among Sahaviriya Steel Industries Public Company Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 10, 2005.

                                             By: THE BANK OF NEW YORK,
                                                   as Depositary

                                             By: /s/ Marianne Erlandsen
                                                 -------------------------------
                                                 Name:  U. Marianne Erlandsen
                                                 Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Sahaviriya Steel Industries Public Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The Kingdom of Thailand on December 29, 2004.

                                                 SAHAVIRIYA STEEL INDUSTRIES
                                                 PUBLIC COMPANY LIMITED

                                             By: /s/ Win Viriyaprapaikit
                                                 -------------------------------
                                                 Name:  Win Viriyaprapaikit
                                                 Title: Authorized Director

                                             By: /s/ Kamol Juntima
                                                 -------------------------------
                                                 Name:  Kamol Juntima
                                                 Title: Authorized Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 29, 2004.

Name                                                 Title

/s/ Win Viriyaprapaikit                President and Authorized Director
-----------------------------------    (Principal Executive Officer)
Win Viriyaprapaikit

/s/ Vilai Chattanrassamee              Vice President of Finance and Accounting
-----------------------------------    Division (Principal Financial Officer)
Vilai Chattanrassamee

/s/ Maruey Padoongsithi                Chairman of the Board and Authorized
-----------------------------------    Director
Maruey Padoongsithi

/s/ Prapa Viriyaprapaikit              Authorized Director
-----------------------------------
Prapa Viriyaprapaikit

/s/ Wit Viriyaprapaikit                Authorized Director
-----------------------------------
Wit Viriyaprapaikit

/s/ Piya Viriyaprapaikit               Authorized Director
-----------------------------------
Piya Viriyaprapaikit

/s/ Somchai Pipitvijitkorn             Authorized Director
-----------------------------------
Somchai Pipitvijitkorn

/s/ Kamol Juntima                      Authorized Director
-----------------------------------
Kamol Juntima

/s/ Taweesak Senanarong                Director
-----------------------------------
Taweesak Senanarong

/s/ Permpoon Krairiksh                 Director
-----------------------------------
Permpoon Krairiksh

/s/ Nuttawit Boonyawat                 Director
-----------------------------------
Nuttawit Boonyawat

___________________________________    Independent Director
Tongchat Hongladaromp

___________________________________    Independent Director
Visith Noiphan

___________________________________    Independent Director
Kreseree Narongdej

___________________________________    Independent Director
Prateep Buphanitr

___________________________________    Independent Director
Tawee Butsuntorn

/s/  Donald J. Puglisi                 Authorized Representative in the
-----------------------------------    United States
Puglisi & Associates

By: Donald J. Puglisi
    Managing Director

                                INDEX TO EXHIBITS

Exhibit
Number
-------
(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Certification under Rule 466.